

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2010

Paul A. Mieyal
Acting Chief Executive Officer
Nephros, Inc.
41 Grand Avenue
River Edge, New Jersey 07661

>   **Re: Nephros, Inc.**
>   **Registration Statement on Form S-1**
>   **Amended November 8, 2010**
>   **File No. 333-169728**

Dear Mr. Mieyal:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Facing Page

1.   We note your revised disclosure in response to prior comment 1 on page II-2 that Lambda will be entitled "to purchase 60,194,226 Units at the subscription price of $0.02 per Unit in the rights offering." Given this disclosure, and because it appears that the 60,194,226 units that Lambda is entitled to purchase are included in the 175 million units being offered in the registered offering, it remains unclear how you concluded that the private offering to Lambda is not being completed via the registered offering. Please clarify whether the units being offered to Lambda are included in the 175 million units being registered and, if so, provide the analysis requested in our prior comment 1.

Plan of Distribution, page 56

2. Please expand your response to prior comment 4 to describe the amount and nature of the fees and other out of pocket expenses that Lambda incurred that warranted the $50,000 payment in connection with the structuring of the rights offering.   Also address clearly in your response the activities, if any, Lambda will undertake in connection with the offering.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    · the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ruairi Regan at (202) 551-3269 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 if you have questions regarding our comments or any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (by facsimile): Alexander M. Donaldson, Esq.